UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 21, 2006

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 21, 2006, Mittal Steel Company N.V. announced that it had entered into a liquidity contract with SG Securities (PARIS) SAS. The liquidity contract is in conformity with ethical charter of the AFEI (the French Association of Investment Firms), as approved by the Autorité des Marchés Financiers (the French securities regulator). An English translation is attached as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Liquidity agreement dated August 18, 2006 entered into between Mittal Steel N.V. and SG Securities (Paris) SAS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2006

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Liquidity agreement dated August 18, 2006 entered into between Mittal Steel N.V. and SG Securities (Paris) SAS.